UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Koor Industries Ltd.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

Discount Investment Corporation Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value NIS 0.001 per share
(Title of Class of Subject Securities)

5005071081
(CUSIP Number of Class of Securities (if applicable))

Shlomo Heller, Adv.
Koor Industries Ltd.
The Triangular Tower, 43rd Floor
3 Azrieli Center
Tel Aviv 67023, Israel
Telephone: +972-3-607-5111
(Name, Address (including zip code), and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 30, 2006
(Date Tender Offer/Rights Offering Commenced)

1     The CUSIP Number corresponds to the Subject Company’s American Depository Shares (individually, an “ADS”), which are publicly traded on the New York Stock Exchange. Each ADS represents 0.20 Ordinary Share. The ISIN for the Subject Company’s Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(b)(5)	An English translation of the Hebrew language notice filed by Discount Investment Corporation Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on October 3, 2006, is attached hereto as Exhibit (b)(5).

(b)(6)	An English translation of the form of a Hebrew language advertisement to be published on October 4, 2006 in two Israeli newspapers is attached hereto as Exhibit (b)(6).

Item 2.	Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a)(13)	Text of Press Release issued by Discount on October 3, 2006 is attached hereto as Exhibit (a)(13).

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (“SEC”) on August 30, 2006. Discount will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DISCOUNT INVESTMENT CORPORATION LTD.
By: /s/ Michel Dahan —————————————— Michel Dahan Vice President and Comptroller	By: /s/ Kurt Keren —————————————— Kurt Keren Corporate Secretary

Dated: October 3, 2006